Exhibit 99.1(q)

MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Prior to the date hereof, the total number of shares of capital stock of all classes that the Corporation had authority to issue is three billion five hundred million (3,500,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of thirty-five million dollars ($35,000,000).  Effective on the date hereof, the total number of shares of capital stockof all classes that the Corporation has authority to issue is four billion (4,000,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of forty million dollars ($40,000,000).  This increase in the total number of authorized shares of capital stock has been approved by the Board of Directors under Section 2-105(c) of the Corporations and Associations Articles of the Maryland Code.

SECOND:  Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles of Incorporation of the Corporation (“Articles”), the authorized shares allocated to the classes of shares of the Corporation are as follows:

Fund	Allocation Increase/(Decrease)	Total Shares Allocated
Aggressive Equity Fund*	(500,000,000)	0
All America Fund	(100,000,000)	400,000,000
Mid-Cap Equity Index Fund	100,000,000	400,000,000
Mid-Term Bond Fund	50,000,000	175,000,000
Short-Term Bond Fund*	(50,000,000)	0
Small Cap Value Fund	400,000,000	450,000,000
Small Cap Growth Fund	400,000,000	450,000,000

*Note:  The shares allocated to the Aggressive Equity Fund and Short-Term Bond Fund are reduced to zero and returned on the Corporation’s books to unallocated shares available for future allocation, effective September 1, 2006, because these Funds will cease to exist on this date pursuant to a Plan of Reorganization approved by the shareholders of each Fund.

Allocations for all other classes not shown remain unchanged.  The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof.

IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: September 1, 2006	MUTUAL OF AMERICA
INVESTMENT CORPORATION
Attest:
/s/ Thomas L. Martin	/s/ Manfred Altstadt
Thomas L. Martin	Manfred Altstadt
Secretary	President, Chairman and CEO
(seal)